Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

CIBER, INC.

                                The name of the corporation is CIBER, Inc. (hereinafter referred to as the “Corporation”).  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 15, 1993.  This Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 245 of the Delaware General Corporation Law (“GCL”).  This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Corporation’s Certificate of Incorporation as heretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

ARTICLE 1

The name of the Corporation is CIBER, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE 3

The nature of the business of the Corporation and the purposes for which it is organized are to engage in any business and in any lawful act or activity for which corporations may be organized under the GCL and to possess and employ all powers and privileges now or hereafter granted or available under the laws of the State of Delaware to such corporations.

ARTICLE 4

Section 4.1             Authorized Shares.  The total number of shares that the Corporation shall have authority to issue is one hundred five million (105,000,000), of which one hundred million (100,000,000) shares shall be common stock, each with a par value of $.01, and five million (5,000,000) shares shall be preferred stock, each with a par value of $.01.

Section 4.2             Common Stock.  Each holder of common stock shall be entitled to one vote for each share of common stock held on all matters as to which holders of common stock shall be entitled to vote.  Except for and subject to those preferences, rights and privileges expressly granted to the holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock shall have exclusively all other rights of stockholders of the Corporation, including, but not by way of limitation, (i) the right to receive dividends, when, as and if declared by the board of directors of the Corporation (the “board of directors”) out of assets lawfully available therefore, and (ii), in the event of any distribution of assets upon the dissolution and liquidation of the Corporation, the right to receive ratably and equally all of the assets of the Corporation remaining after the payment to the holders of preferred stock of the specific amounts, if any, which they are entitled to receive as may be provided herein or pursuant hereto.

Section 4.3             Preferred Stock.  The board of directors of the Corporation is authorized to provide by resolution or resolutions for the issuance of the shares of preferred stock as a class or in series and, by filing a certificate of designation, pursuant to the GCL, setting forth a copy of such resolution or resolutions, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of the class or of each such series and the qualifications, limitations and restrictions thereof.  The authority of the board of directors with respect to the class or each series shall include, but not be limited to, determination of the following:

(i)            The number of shares constituting any series and the distinctive designation of that series;

(ii)           The dividend rate on the shares of the class or of any series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the class or of that series;

(iii)          Whether the class or any series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(iv)          Whether the class or any series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

(v)           Whether or not the shares of the class or of any series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi)          Whether the class or any series shall have a sinking fund for the redemption or purchase of shares of the class or of that series and, if so, the terms and amount of such sinking fund;

(vii)         The rights of the shares of the class or of any series in the event of voluntary or involuntary dissolution or winding up of the corporation and the relative rights of priority, if any, of payment of shares of the class or of that series; and

(viii)        Any other powers, preferences, rights, qualifications, limitations and restrictions of the class or of any series.

ARTICLE 5

Section 5.1             Action by Board of Directors Regarding Designation.  Pursuant to the authority granted to and vested in the board of directors in accordance with the provisions of the Certificate of Incorporation, the board of directors, by resolution duly adopted at a meeting of the board of directors duly called and held on August 31, 1998, created a series of preferred stock, par value $.01 per share, of the Corporation, stated the designation and number of shares, and fixed the relative rights, preferences, and limitations thereof as follows:

Section 5.2             Designation and Amount.  The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 1,000,000.  Such number of shares may be increased or decreased by resolution of the board of directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into or exchangeable for Series A Preferred Stock.

Section 5.3             Dividends and Distributions.

                                (a)           Subject to the rights of the holders of any shares of any series of preferred stock of the Corporation (the “Preferred Stock”) (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, par value $.01 per share of the Corporation (the “Common Stock”), and of any other stock of the Corporation ranking junior to the Series A Preferred Stock, shall be entitled to receive, when, as and if declared by the board of directors out of funds legally available for the purpose, semi-annual dividends payable in cash on the first day of June and December in each year (each such date being referred to herein as a “Dividend Payment Date”), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding Dividend Payment Date or, with respect to the first Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by the classification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                                (b)           The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Dividend Payment Date and the next subsequent Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Dividend Payment Date.

                                (c)           Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a semi-annual dividend and before such Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Dividend Payment Date.  Accrued but unpaid dividends shall not bear interest.  Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.  The board of directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 5.4             Voting Rights.  The holders of shares of Series A Preferred Stock shall have the following voting rights:

                                (a)           Subject to the provision for adjustment hereinafter set forth and except as otherwise provided in the Certificate of Incorporation or required by law, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters upon which the holders of the Corporation are entitled to vote.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                                (b)           Except as otherwise provided in this Article 5, in the Certificate of Incorporation or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, and except as otherwise required by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

                                (c)           Except as set forth in this Article 5, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 5.5             Certain Restrictions.

                                (a)           Whenever semi-annual dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)            declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (as to dividends) to the Series A Preferred Stock;

(ii)           declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (as to dividends) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)          redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock;

(iv)          redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the board of directors) to all holders of such shares upon such terms as the board of directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

                                (b)           The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5.6             Reacquired Shares.  Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.

Section 5.7             Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of the Common Stock or of shares of any other stock of the Corporation ranking junior upon liquidation, dissolution or winding up to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received the greater of (x) $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (y) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (B) to the holders of shares of stock ranking on a parity upon liquidation, dissolution or winding up with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (A) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 5.8             Consolidation, Merger, etc.  In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged for or changed into such other stock or securities, cash and/or any other property in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 5.9             No Redemption.  The shares of Series A Preferred Stock shall not be redeemable from any holder.

Section 5.10           Rank.  The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, junior to all other series of Preferred Stock and senior to the Common Stock.

Section 5.11           Amendment.  If any proposed amendment to the Certificate of Incorporation (including this Article 5) would alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely, then the holders of the Series A Preferred Stock shall be entitled to vote separately as a class upon such amendment, and the affirmative vote of two-thirds of the outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be necessary for the adoption thereof, in addition to such other vote as may be required by the GCL.

ARTICLE 6

Section 6.1             Number of Directors.  The number of directors of the Corporation shall be fixed from time to time in the manner provided in the bylaws and may be increased or decreased from time to time in the manner provided in the bylaws.

Section 6.2             Election and Term.  Election of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.  The directors shall be divided into three classes as determined by the board of directors, designated as Class I, Class II and Class III.  Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors.  At the next annual meeting of stockholders, Class I directors shall be elected for a one-year term, Class II directors shall be elected for a two-year term, and Class III directors for a three-year term.  At each succeeding annual meeting of stockholders thereafter, successors to the class of directors whose terms expired at that annual meeting shall be elected for a three-year term.  If the number of directors has changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.  A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification or removal from office.

Section 6.3             Vacancies.  Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office or a sole remaining director, even if less than a quorum of the board of directors.  Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the new directorship which was created or in which the vacancy occurred and until such director’s successor shall have been elected and qualified.

ARTICLE 7

The board of directors of the Corporation is expressly authorized to make, alter, or repeal the bylaws of the Corporation, but such authorization shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal bylaws.

ARTICLE 8

Section 8.1             Special Meetings.  Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock, special meetings of the stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, the executive vice president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

Section 8.2             Stockholder Action.  Any action required or permitted to be taken by the stockholders of the Corporation at a duly called annual or special meeting of such stockholders may be effected without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by stockholders holding not less than two-thirds of the voting power of the outstanding stock entitled to vote.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 9

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except as to liability for (i) any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) violations of Section 174 of the GCL or (iv) any transaction from which the director derived any improper personal benefit.  If the GCL hereafter is amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent provided or permitted by the amended GCL.  Any repeal or modification of this Article 8 shall not adversely affect any right or protection of a director under this Article 8, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article 8, prior to such repeal or modification.

ARTICLE 10

Section 10.1           General.  The Corporation shall indemnify, to the fullest extent permitted by applicable law as from time to time may be in effect, any person against all liability and expense (including, but not limited to, attorneys’ fees and settlement costs) incurred by reason of the fact that he is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner or trustee of, or in any similar managerial or fiduciary position of, or as an employee or agent of, another corporation, partnership, joint venture, trust, association, or other entity, or by reason of any action alleged to have been taken or omitted in such capacity.  Expenses (including attorneys’ fees) incurred in defending an action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the fullest extent and under the circumstances permitted by the laws of the State of Delaware.  The right to indemnification conferred upon such persons by this Article 9 shall be a contract right.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify against such liability under the provisions of this Article 9.  The indemnification provided by this Article 9 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under this Certificate of Incorporation, any bylaw, agreement, vote of stockholders or disinterested directors, statute, or otherwise, and shall inure to the benefit of their heirs, executors and administrators.  The provisions of this Article 9 shall not be deemed to preclude the Corporation from indemnifying other persons from similar or other expenses and liabilities as the board of directors or the stockholders may determine in a specific instance or by resolution of general application.

Section 10.2           Presumptions and Effect of Certain Proceedings.

(i)            In making a determination with respect to entitlement to indemnification, the person or persons or entity making such determination shall presume that such person is entitled to indemnification under this Article 10, and the Corporation shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

(ii)           The termination of any proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Certificate of Incorporation or in the Corporation’s bylaws) of itself adversely affect the right of any person to indemnification or create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

Neither the amendment nor the repeal of this Article10, nor the adoption of any provision of the Certificate of Incorporation or bylaws or of any statute inconsistent with this Article 9, shall eliminate or reduce the effect of this Article10, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE 11

The Corporation shall have authority, to the fullest extent now or hereafter permitted by the GCL, or by any other applicable law, to enter into any contract or transaction with one or more of its directors or officers, or with any corporation, partnership, joint venture, trust, association or other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, notwithstanding such relationships and notwithstanding the fact that the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction.

ARTICLE 12

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the GCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class of creditors, and of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

                                EXECUTED this 2nd day of November, 2005.

CIBER, INC.

By:	/s/ Mac J. Slingerlend
Name:	Mac J. Slingerlend
Title:	President and Chief Executive Officer